

Jardines

JARDINE STRATEGIC HOLDINGS LIMITED
Securities and Exchange Commission File No. 82-3085
Jardine Matheson Limited
Central, Hong Kong
Tel (852) 2843 8288 Fax (852) 2845 9005
gsd@jardines.com

Group Secretariat

2nd October 2003

Securities and Exchange Commission
Office of International Corporate Finance
Division of Corporate Finance
450 Fifth Street, N.W.
Washington D.C. 20549
U.S.A.



03032811

SUPPL

03 OCT 21 AM 7: 21

Dear Sirs

Jardine Strategic Holdings Limited
2003 Interim Dividend

I enclose for your attention a notification dated 2nd October 2003 in respect of the above Company which was lodged with the UK Listing Authority today.

Yours faithfully
JARDINE MATHESON LIMITED

Neil M McNamara
Group Corporate Secretary

PROCESSED
OCT 29 2003
THOMSON
FINANCIAL

Encl


Full Text Announcement

‹ Back / Next › 　 Other Announcements from this Company ▾ 　 Send to a Friend 　

Company	Jardine Strategic Hldgs Ld
TIDM	JDS
Headline	Dividend
Released	10:11 2 Oct 2003
Number	4472Q

JARDINE STRATEGIC HOLDINGS LIMITED

2003 INTERIM DIVIDEND

We wish to advise the following Pound Sterling equivalent of the 2003 interim dividend of the above Company. The dividend will be paid on 15th October 2003.

2003 interim dividend per share: 　　　　　　 US cents 4.60

GBP equivalent: 　　　　　　　　　　　　　　 2.7567 pence

I should be grateful if you could arrange to distribute the above information as appropriate.

Neil M McNamara, Jardine Matheson Limited
For and on behalf of Jardine Strategic Holdings Limited

2nd October 2003

www.jardines.com

END

Company website

Close

‹ Back / Next › 　